SCHEDULE 13G

Amendment No. 0
CYMER INC
Common Stock
Cusip #232572107


Cusip #232572107
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	131
Item 6:	0
Item 7:	4,428,851
Item 8:	0
Item 9:	4,428,851
Item 11:	13.000%
Item 12:	    HC


Cusip #232572107
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	4,428,851
Item 8:	0
Item 9:	4,428,851
Item 11:	13.000%
Item 12:	IN


Cusip #232572107
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	4,428,851
Item 8:	0
Item 9:	4,428,851
Item 11:	13.000%
Item 12:	    IN



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		CYMER INC

Item 1(b).	Name of Issuer's Principal Executive Offices:

		16750 Via Del Campo Court
		San Diego, CA  92127

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		232572107

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	4,428,851

	(b)	Percent of Class:	13.000%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	131

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	4,428,851

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of CYMER INC. The interest of one person, Fidelity OTC Portfolio, an investment company registered under the Investment Company Act of 1940, in the Common Stock of CYMER INC, amounted to 2,155,900 shares or 6.328% of the total outstanding Common Stock at July 31, 2002.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of
the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13G in connection with FMR Corp.'s beneficial ownership of the Common Stock of CYMER INC at July 31, 2002 is true, complete and correct.

August 12, 2002
Date

/s/ Stuart Fross
Signature

Stuart Fross
Duly authorized under Power of Attorney
dated July 30, 2002.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company
("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,414,220 shares or 12.957% of the Common Stock outstanding of CYMER INC ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Common Stock of CYMER
INC owned by the investment companies at July 31, 2002 included 184,400 shares of Common Stock resulting from the assumed conversion of $9,220,000 principal amount of CYMER 3.5% CSD 2/15/09 144A (20 shares of Common
Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of CYMER INC owned by the investment companies at July 31, 2002 included 124,000 shares of Common Stock resulting from the assumed conversion of $6,200,000 principal amount of CYMER
CONV 3.5% 2/15/09 (20 shares of Common Stock for each
$1,000 principal amount of debenture).

	The ownership of one investment company, Fidelity
OTC Portfolio, amounted to 2,155,900 shares or 6.328% of the Common Stock outstanding. Fidelity OTC Portfolio has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 4,414,220 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 14,500 shares or 0.043% of the Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 14,500 shares and sole power to vote or to direct the voting of 14,500 shares of common stock owned by the institutional account(s) as reported above.

	Geode Capital Management, LLC, 53 State Street,
Boston, Massachusetts 02109, a Delaware limited liability company ("Geode LLC"), is the beneficial owner of 131 shares or 0.000% of the outstanding common stock of the Company. Geode LLC is wholly-owned by Fidelity
Investors III Limited Partnership ("FILP III"), a Delaware limited partnership. Geode LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Fidelity Investors Management, LLC ("FIML"), a
Delaware limited liability company, is the general partner and investment manager of FILP III, and is an investment manager registered under Section 203 of the Investment
Advisers Act of 1940. The managers of Geode LLC, the members of FIML and the limited partners of FILP III are certain shareholders and employees of FMR Corp.



	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and
Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of
FMR Corp. and Abigail P. Johnson is a Director of FMR
Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares.
Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on August 12, 2002, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of CYMER INC at July 31, 2002.

	FMR Corp.

	By /s/ Stuart Fross
	Stuart Fross
	Duly authorized under Power of Attorney
	dated July 30, 2002.



	Edward C. Johnson 3d

	By /s/ Stuart Fross
	Stuart Fross
	Duly authorized under Power of Attorney
	dated July 30, 2002.


	Abigail P. Johnson

	By /s/ Stuart Fross
	Stuart Fross
	Duly authorized under Power of Attorney
	dated July 30, 2002.


	Fidelity Management & Research Company

	By /s/ Stuart Fross
	Stuart Fross
	Duly authorized under Power of Attorney
	dated July 30, 2002.

	Fidelity OTC Portfolio

	By /s/ Stuart Fross
	Stuart Fross
	Duly authorized under Power of Attorney
	dated July 30, 2002.